Exhibit 1

Appendix A

COVERED PERSONS

Name	Position(s)	Principal Occupation
Wesley Cummins	Chief Executive Officer and Chairman of the Reporting Person and the Issuer	Executive

Saidal Mohmand	Chief Financial Officer of the Reporting Person	Executive

Laura Laltrello	Chief Operating Officer of the Reporting Person	Executive

Jason Zhang	President and Co-Founder of the Reporting	Executive

Ella Benson	Director of the Reporting Person and the Issuer	Board Member

Chuck Hastings	Director of the Reporting Person	Board Member

Rachel Lee	Director of the Reporting Person	Board Member

Douglas Miller	Director of the Reporting Person and the Issuer	Board Member

Richard Nottenburg	Director of the Reporting Person and the Issuer	Board Member